UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ctrip.com International, Ltd.

(Name of Issuer)

Ordinary Shares, par value U.S. $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Rakuten, Inc.

Roppongi Hills Mori Tower

6-10-1, Roppongi

Minato-ku, Tokyo 106-6118

Japan

Telephone: 81-3-4523-1127

Facsimile: 81-3-4523-1012

Attention: Ken Takayama, Chief Financial Officer

With a copy to:

Andrew William Winden

Morrison & Foerster LLP

1-1-3 Marunouchi

Chiyoda-ku, Tokyo 100-0005

Japan

Telephone: 81-3-3214-6522

Facsimile: 81-3-3214-6512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Rakuten, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Japan.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0
8. Shared Voting Power:

0
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):

0%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 22943F100	Page 3 of 5

This Amendment No.1 is being filed by Rakuten, Inc. (the “Reporting Person”) to amend the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on June 30, 2004 (the “Schedule 13D”), with respect to the ordinary shares, par value U.S. $0.01 per share, of Ctrip.com International, Ltd. This Amendment No. 1 amends the Schedule 13D only with respect to the Items included herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to report the disposition by the Reporting Person of all of the Shares reported to be beneficially owned by the Reporting Person in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended in its entirety to read as follows:

This Schedule 13D relates to the ordinary shares, par value U.S. $0.01 per share (the “Shares”), of Ctrip.com International, Ltd., a Cayman Islands company (the “Company”). The Company’s principal executive office is located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended in its entirety to read as follows:

(a)	The Reporting Person no longer beneficially owns any Shares of the Company. To the best knowledge of the Reporting Person, none of the persons listed on Schedule 1 hereto is the beneficial owner of any Shares.

(b)	The Reporting Person no longer has the sole or shared power to vote or direct the voting of, or dispose of or direct the disposition of any Shares of the Company. To the best knowledge of the Reporting Person, none of the persons listed on Schedule 1 hereto has any such power to vote or direct the voting of, or dispose of or direct the disposition of any Shares.

(c)	In connection with a registered offering of 13,290,000 American depositary shares (“ADSs”) of the Company, each representing 0.5 Shares, to the public (the “Offering”), which was consummated on August 15, 2007, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated August 9, 2007, the Reporting Person sold to the underwriters named therein (the “Underwriters”) an aggregate of 13, 290,000 ADSs, representing 6,645,000 Shares, at a price of $36.67 per ADS. As a result of the Offering, the Reporting Person no longer beneficially owns any Shares or ADSs of the Company. Ctrip.com International, Ltd. ordinary shares. The Reporting Person has not effected, and to the best knowledge of the Reporting Person, none of the persons listed on Schedule 1 hereto has effected, any transactions in the Shares during the past 60 days other than the sale of the ADSs to the Underwriters pursuant to the Underwriting Agreement in connection with the Offering.

CUSIP No. 22943F100	Page 4 of 5

(d)	Not applicable.

(e)	As a result of the sale of all of its Shares to the Underwriters in the form of ADSs pursuant to the Underwriting Agreement in connection with the Offering, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on August 15, 2007. Accordingly, this Amendment No. 1 is the final amendment by the Reporting Person to the Schedule 13D.

Schedule 1

Schedule 1 of the Schedule 13D is amended in its entirety to read as follows:

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, for each executive officer and director of Rakuten, Inc. Unless otherwise indicated, the business address of each such executive officer and director is c/o Rakuten, Inc., Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo, Japan 106-6118. Each of the executive officers and directors of Rakuten, Inc. listed below is a citizen of Japan.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Board of Directors

Hiroshi Mikitani	Chairman, Representative Director and Chief Executive Officer of Rakuten, Inc.

Atsushi Kunishige	Executive Deputy President, Representative Director and Senior Executive Officer of Rakuten, Inc.

Toru Shimada	Chief Marketing Officer, Senior Executive Officer and Director of Rakuten, Inc.

Ken Takayama	Chief Financial Officer, Senior Executive Officer and Director of Rakuten, Inc.

Kazunori Takeda	Chief Operating Officer, Senior Executive Officer and Director of Rakuten, Inc.

Masatada Kobayashi	Senior Executive Officer and Director of Rakuten, Inc.

Akio Sugihara	Senior Executive Officer and Director of Rakuten, Inc.

Takao Toshishige	Senior Executive Officer and Director of Rakuten, Inc.

Manabu Mori	Senior Executive Officer and Director of Rakuten, Inc.

Hiroaki Yasutake	Senior Executive Officer and Director of Rakuten, Inc.

Kouichi Kusano	Director of Rakuten, Inc., Partner at Nishimura & Asahi, a law firm (the address for Nishimura & Asahi is: Ark Mori Building, 1-12-32 Akasaka, Minato-ku, Tokyo 107-6029, JAPAN)

CUSIP No. 22943F100	Page 5 of 5

Hisashi Suzuki	Director of Rakuten, Inc., Chairman of TASK Kabushiki Kaisha, a software company (the address for Task Kabushiki Kaisha is 1-37 Matsushima, Kanazawa, Ishikawa-ken, 920-0364, JAPAN) Chairman of PTP, Inc., a computer hardware company (the address for PTP Inc. is: 5F Toshin Yoyogi Building, Shibuya-ku, Tokyo,151-0053 JAPAN)

Muneaki Masuda	Director of Rakuten, Inc., Representative Director and President of Culture Convenience Club, Co., Ltd., the owner and operator of a video and CD franchise rental chain (the address of Culture Convenience Club, Co., Ltd. is: 21st Floor, Yebisu Garden Place Tower, 4-20-3 Ebisu, Shibuya-ku, Tokyo 150-6021, JAPAN)

Tatsumi Yoda	Director of Rakuten, Inc., Chairman of Gaga Communications, Inc., a marketing company for video rights (the address for Gaga Communications, Inc. is: Midtown Tower, 9-7-1, Akasaka, Minato-ku, Tokyo 107-6233 JAPAN)

Kouji Hata	Corporate Auditor of Rakuten, Inc.

Katsuichiro Masumi	Corporate Auditor of Rakuten, Inc.

Katsuyuki Yamaguchi	Corporate Auditor of Rakuten, Inc, Partner at Nishimura & Asahi, a law firm (the address for Nishimura & Asahi is: Ark Mori Building, 1-12-32 Akasaka, Minato-ku, Tokyo 107-6029, JAPAN)

Takeo Hirata	Corporate Auditor of Rakuten, Inc.

Senior Executive Officers

Hiroshi Mikitani	Chairman, Representative Director and Chief Executive Officer of Rakuten, Inc.

Atsushi Kunishige	Executive Deputy President, Representative Director and Senior Executive Officer of Rakuten, Inc.

Toru Shimada	Chief Marketing Officer, Senior Executive Officer and Director of Rakuten, Inc.

Ken Takayama	Chief Financial Officer, Senior Executive Officer and Director of Rakuten, Inc.

Kazunori Takeda	Chief Operating Officer, Senior Executive Officer of Rakuten, Inc.

Masatada Kobayashi	Senior Executive Officer and Director of Rakuten, Inc.

Akio Sugihara	Senior Executive Officer and Director of Rakuten, Inc.

Takao Toshishige	Senior Executive Officer and Director of Rakuten, Inc.

Hiroaki Yasutake	Senior Executive Officer and Director of Rakuten, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

Rakuten, Inc.

By:	/s/ Ken Takayama
Name:	Ken Takayama
Title:	Chief Financial Officer
Director and Senior Executive Officer